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                             September 16, 2020

       Renee M. Gaeta
       Chief Financial Officer
       Establishment Labs Holdings Inc.
       Buildings B15 and 25, Coyol Free Zone
       Alajuela, Costa Rica

                                                        Re: Establishment Labs
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            File No. 001-38593

       Dear Ms. Gaeta:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures, page 70

   1.                                                   Please amend your Form
10-K to provide management   s report on internal control over
                                                        financial reporting as
of December 31, 2019 as required by Item 308(a) of Regulation S-
                                                        K. Include the
framework management used to evaluate the effectiveness of internal control over financial
reporting and a definitive conclusion as to their effectiveness in accordance with Items
308(a)(2) and 308(a)(3) of Regulation S-K.
 Renee M. Gaeta
Establishment Labs Holdings Inc.
September 16, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.



FirstName LastNameRenee M. Gaeta                          Sincerely,
Comapany NameEstablishment Labs Holdings Inc.
                                                          Division of
Corporation Finance
September 16, 2020 Page 2                                 Office of Life
Sciences
FirstName LastName